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                                                                     Exhibit 12


                           FLEMING COMPANIES, INC.
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                        FISCAL YEAR ENDED THE LAST SATURDAY IN DECEMBER
                                 ------------------------------------------------------------
                                   1992         1993         1994         1995         1996
                                 --------     --------     --------     --------     --------
                                                  (IN THOUSANDS OF DOLLARS)
Earnings:
  Pretax income                  $194,941     $ 72,078     $112,337     $ 85,892     $ 54,573
  Fixed charges, net              105,724      102,311      148,125      212,173      204,527

Total earnings                   $300,665     $174,389     $260,462     $298,065     $259,100

Fixed charges:
  Interest expense               $ 81,102     $ 78,029     $120,071     $175,390     $163,466
  Portion of rental charges
   deemed to be interest           23,027       22,969       27,746       36,456       40,699
  Capitalized interest and
   debt issuance cost
   amortization                     1,287        1,005          364          708          104

Total fixed charges              $105,416     $102,003     $148,181     $212,554     $204,269

Ratio of earnings
 to fixed charges                    2.85         1.71         1.76         1.40         1.27


"Earnings" consist of income from continuing operations before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consist of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest and debt issuance cost.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.